VegaShares ETF Trust
c/o U.S. Bancorp Fund Services, LLC

777 E. Wisconsin Ave.

Milwaukee, WI 53202

May 12, 2026

Via EDGAR Electronic Transmission

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	VegaShares ETF Trust (CIK 0002068712, File Nos. 333-287738; 811-24094) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

VegaShares ETF Trust (the “Trust”) has determined that Post-Effective Amendment No. 2, filed pursuant to Rule 485(a) on its behalf on December 31, 2025, (SEC accession number 0001213900-25-126908) (the “Amendment”) should be withdrawn. The effective date of the Amendment had been delayed to May 15, 2026, pursuant to so-called BXT filings. The purpose of the Amendment was to register shares of the series listed below.

1	VegaShares 3x Long VT Daily Target ETF
2	VegaShares 3x Long VTI Daily Target ETF
3	VegaShares 4x Long QQQ Daily Target ETF
4	VegaShares 4x Long SOXX Daily Target ETF
5	VegaShares 4x Long SPY Daily Target ETF
6	VegaShares 4x Long TLT Daily Target ETF
7	VegaShares 3x Long MAGS Daily Target ETF
8	VegaShares 4x Long MAGS Daily Target ETF
9	VegaShares 4x Long XLK Daily Target ETF
10	VegaShares 4x Long IWM Daily Target ETF
11	VegaShares 3x Long GDX Daily Target ETF
12	VegaShares 4x Long GDX Daily Target ETF
13	VegaShares 3x Long GDXJ Daily Target ETF
14	VegaShares 4x Long GDXJ Daily Target ETF
15	VegaShares 4x Long XLF Daily Target ETF
16	VegaShares 4x Long FXI Daily Target ETF

No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of these series. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to Parker Bridgeport at Thompson Hine LLP, counsel to the Trust at (614) 469-3238.

Very truly yours,

VegaShares ETF Trust

By:	/s/ Adam Stempel
Name:	Adam Stempel
Title:	President